UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NXP Semiconductors N.V.

(Name of Issuer)

Common Stock, par value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR NXP Investor S.à.r.l.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 40,028,656
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR SP Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Fund Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Fund Holdings GP Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Group Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR & Co. L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) PN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Management LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power 40,028,656
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person Henry R. Kravis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 40,028,656
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) IN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

CUSIP No. N6596X109
1.	Name of Reporting Person George R. Roberts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 40,028,656
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 40,028,656
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,028,656
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%*
12.	Type of Reporting Person (See Instructions) IN

*	This percentage is based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

STATEMENT ON SCHEDULE 13G

This is Amendment Number 1 to the Schedule 13G filed on February 14, 2011 (the “Schedule 13G”) filed with the Securities and Exchange Commission on February 14, 2012.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value €0.20 par value per share (the “Common Stock”), NXP Semiconductors N.V. (the “Issuer”).

Item 1.

	(a)	Name of Issuer:

NXP Semiconductors N.V.

	(b)	Address of Issuer’s Principal Executive Offices:

60 High Tech Campus 5656 AG Eindhoven The Netherlands

Item 2.

	(a)	Name of Persons Filing:

KKR NXP Investor S.à.r.l.

KKR SP Limited

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

	(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing (other than George R. Roberts) is: c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200

New York, NY 10019 The principal business office for George R. Roberts is: c/o Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Suite 200 Menlo Park, CA 94025

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Common stock, €0.20 par value per share.

(e) CUSIP Number:

N6596X109

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The percentages set forth herein are based on a total of 251,751,500 shares of Common Stock issued (based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435)). KKR NXP Investor S.à.r.l. (“KKR NXP”) directly holds 40,028,656 shares, or 15.9% of the Common Stock. The shareholders of KKR NXP are KKR NXP (2006) Limited (which holds an approximately 7.80% interest in KKR NXP); KKR NXP (European II) Limited (which holds an approximately 49.99% interest in KKR NXP); KKR NXP (Millennium) Limited (which holds an approximately 42.21% interest in KKR NXP); and KKR Associates Europe II Limited Partnership (which directly holds a less than 1% interest in KKR NXP).

KKR European Fund II, Limited Partnership is the sole shareholder of KKR NXP (European II) Limited. KKR Associates Europe II, Limited Partnership is the general partner of KKR European Fund II, Limited Partnership. KKR Europe II Limited is the general partner of KKR Associates Europe II, Limited Partnership.

KKR Millennium Fund (Overseas), Limited Partnership is the majority shareholder of KKR NXP (Millennium) Limited. KKR Associates Millennium (Overseas), Limited Partnership is the general partner of KKR Millennium Fund (Overseas), Limited Partnership. KKR Millennium Limited is the general partner of KKR Associates Millennium (Overseas), Limited Partnership.

KKR SP Limited is a limited partner of each of KKR Associates Europe II, Limited Partnership and KKR Associates Millennium (Overseas), Limited Partnership and has the right to direct the voting of common stock or other equity interests controlled by them in KKR NXP on certain matters, which constitute a majority of the stock of KKR NXP.

KKR 2006 Fund (Overseas), Limited Partnership is the sole shareholder of KKR NXP (200) Limited. KKR Associates 2006 (Overseas), Limited Partnership is the general partner of KKR 2006 Fund (Overseas), Limited Partnership. KKR 2006 Limited is the general partner of KKR KKR Associates 2006 (Overseas), Limited Partnership.

KKR Fund Holdings L.P. is the sole shareholder of each of KKR Europe II Limited, KKR Millennium Limited, and KKR 2006 Limited. KKR Fund Holdings GP Limited and KKR Group Holdings L.P. are each general partners of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole stockholder of KKR Group Limited. KKR Management LLC is the sole general partner of KKR& Co. L.P. As the designated members of KKR Management LLC, Henry R. Kravis and George R. Roberts may be deemed to beneficially own the shares of the Common Stock directly held by KKR NXP Investor S.à.r.l.

NXP Co-Investment Investor S.à.r.l. owns 18,684,787 shares of the Common Stock. NXP Co-Investment Partners L.P. is the sole shareholder of NXP Co-Investment Investor S.à.r.l. NXP Co-Investment GP Ltd. is the general partner of NXP Co-Investment Partners L.P. NXP Co-Investment GP Ltd. is owned by Silver Lake (Offshore) AIV GP II, Ltd., KKR Europe II Limited, BCP IX NXP Ltd. and Apax Europe VI NXP Founder GP, Ltd., none of which owns a majority. The share ownership reported for the Reporting Persons does not include the 18,684,787 shares of the Common Stock held by NXP Co-Investment Investor S.à.r.l. and each of the Reporting Persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of Common Stock owned by NXP Co-Investment Investor S.à.r.l.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

KKR NXP (Millennium) Limited, KKR NXP (2006) Limited, KKR NXP (European II) Limited, KKR Associates Europe II Limited Partnership and KKR NXP (the “KKR Parties”) are, together with funds and entities advised by Silver Lake Management Company, L.L.C. (“Silver Lake”), Bain Capital Partners, LLC (“Bain”), Apax Partners LLP (“Apax”) and AlpInvest Partners B.V. (“AlpInvest”, with the funds and entities advised by Silver Lake, Bain, Apax and AlpInvest being referred to as, the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”), Kaslion S.à.r.l., [1] Kaslion Holding B.V. [2] and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein.

[1]	This entity is currently being liquidated and does not hold any securities of the Issuer.
[2]	This entity is currently being liquidated and does not hold any securities of the Issuer.

outstanding shares of Common Stock. The share ownership reported for the Reporting Persons does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G. Each of the Reporting Persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of Common Stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the KKR Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of Common Stock. Pursuant to the Co-Investment Agreement, without the approval of the Investors Committee, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of Common Stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the agreement. The share ownership reported for the Reporting Persons does not include any shares owned by the Co-Investment Parties, and each of the Reporting Persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of Common Stock owned by the Co-Investment Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

KKR NXP Investor S.a r.l.

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Authorized Person

KKR SP Limited

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings L.P.

By:	KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings GP Limited

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.

By:	KKR Group Limited, its General Partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.

By:	KKR Management LLC, its General Partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR Management LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

Henry R. Kravis

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

George R. Roberts

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact